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14045003

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SEC FILE NUMBER
8-68528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Race Rock Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place - Suite 2401
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. R. Bartels, Jr. Managing Director 857-991-1493
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (city) NJ (State) 08690 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CD 2/14/14
KW 2/14/14

OATH OR AFFIRMATION

I, C R Bartels, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Race Rock Capital LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MY COMM. EXPIRES 7-04-19

GEORGE L. ANDERSEN
Notary Public

George L. Andersen
Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in member Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Race Rock Capital LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

To December 31, 2013

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

To: The Member
Race Rock Capital LLC

Report on the Financial Statements
I have audited the accompanying financial statements of Race Rock Capital LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and member equity, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Race Rock Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 24, 2014

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	25,514
CRD Deposit		1,688
Total Current Assets		27,202
Total Assets	$	27,202

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable	$	4,579
Total Current Liabilities		4,579
Total Liabilities		4,579
Member Equity		
Member Equity		
Member Capital		19,500
Member Income		3,123
Total Member Equity		22,623
Total Liabilities and Member Equity	$	27,202

See accompanying notes to financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUES		
Commission income	$	942,095
Interest income		16
		942,111
OPERATING EXPENSES		
Commission expense		822,783
General & administrative		58,026
Professional fees		33,660
Travel & marketing		9,339
Regulatory fees		12,644
		936,452
Net Income	$	5,659

See accompanying notes to financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2013

Subordinated Liabilities at December 1, 2012	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2013	$ -

See accompanying notes to financial statements.

RACE ROCK CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2013

	Member Capital	Member Equity (Deficit)	Total
Balance at December 1, 2012	$ 19,500	$ (2,536)	$ 16,964
Net Income		5,659	5,659
Balance at December 31, 2013	$ 19,500	$ 3,123	$ 22,623

See accompanying notes to financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,659
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Increase in Operating Assets		
CDR Deposit		(1,688)
Decrease in accounts payable		(2,643)
Total adjustments		(4,331)
Net cash provided by operating activities		1,328
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net increase in cash		1,328
Cash and cash equivalents at beginning of year		24,186
Cash and cash equivalents at end of year	$	25,514

Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

RACE ROCK CAPITAL LLC
Notes To Financial Statements
December 31, 2013

1 Nature of Business Operations

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investorn Protection Corporation-SIPC.

The Company provides third party marketing services to a select group of hedge funds and fund of funds. The Company focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the rule.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2013. Company's cash is held by major financial institutions and were insured by Federal Deposit Insurance Corproation.

(d) Revenue Recognition

The Company recognizes revenue from commissions in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that require a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2013 and there are no open tax years prior to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(f) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 24, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(i) *Fair Value Measurements*

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 5 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company ha elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2013, the Company had net capital of $20,734, which was $15,734 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.22 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Three funds accounted for approximately 58 % of the commissions received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2013. As of December 31, 2013, there were no cash equivalent balances held in any accounts that were not fully insured.

5 Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

7 Related Party Transactions

The Company paid commissions in the amount of $526,424 to its managing director during the period. In addition the Company reimbursed the managing director for various overhead and travel expenses.

8 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

4 Concentrations and Economic Dependency

The Company's revenues are related to commissions as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

Four funds accounted for approximately 80 % of the commissions received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2013. As of December 31, 2013, there were no cash equivalent balances held in any accounts that were not fully insured.

5 Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments , no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

7 Related Party Transactions

The Company paid commissions in the amount of $526,424 to its managing director during the period. In addition the Company reimbursed the managing director for various overhead and travel expenses.

8 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditors Report on Internal Accounting Control

To: The Member
Race Rock Capital LLC

In planning and performing our audit of the financial statements of Race Rock Capital LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 24, 2014

RACE ROCK CAPITAL LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2013

Pursuant to rule 15c 3-3 relating to possession or control requirements, Race Rock Capital LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2013 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2013
Schedule I

NET CAPITAL

Member Equity (deficit)	$	3,123
Member Capital		19,500
Total Credits		22,623

Debits

Non-allowable		1,688
Haircuts		201
Total Debits		1,889
NET CAPITAL	$	20,734

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	305
Minimum capital requirement		5,000
Net capital in excess of requirements	$	15,734

Ratio of Aggregate Indebtedness to Net Capital: 0.22 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2013)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	20,735
Net Capital, per above		20,734
Difference	$	1

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2013.

RACE ROCK CAPITAL LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2013
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	4,579
Total Aggregate Indebtedness	$	4,579

RACE ROCK CAPITAL LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

Year Ended December 31, 2013

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Race Rock Capital LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

RACE ROCK CAPITAL LLC
Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
December 31, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2013, which were agreed to by Race Rock Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Race Rock Capital's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Race Rock Capital LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2013, noting a small difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a small differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 24, 2014

RACE ROCK CAPITAL LLC
SIPC Transitional Assessment Reconciliation
December 31, 2013
Schedule III

General Assessment Calculation

Total Revenue	$	942,111
Deductions		(260,359)
SIPC Net Operating Revenues		681,752
Rate		0.0025
General Assessment Due		1,704
Less Payments: SIPC 6		(795)
Plus: Interest		-
Remaining Assessment Due		909
Paid with SIPC 7		(902)
Balance Due (Overpayment)	$	7

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.